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                                   December 29, 1995

Master Reserves Trust
200 Berkeley Street
Boston, Massachusetts  02116-5034

Gentlemen:

     I am Senior Vice President of and General Counsel to Keystone Investment Management Company, investment adviser to Master Reserves Trust (the "Fund"). You have asked for my opinion with respect to the proposed issuance of 581,185,244 additional shares of the Fund.

     To my knowledge, a Prospectus is on file with the Securities and Exchange Commission (the "Commission") as part of Post-Effective Amendment No. 31 to the Fund's Registration Statement, which covers the public offering and sale of the Fund shares currently registered with the Commission.

     In my opinion, such additional shares, if issued and sold in accordance with the Fund's Declaration of Trust Agreement ("Trust Agreement") and offering Prospectus, will be legally issued, fully paid, and nonassessable by the Fund, entitling the holders thereof to the rights set forth in the Trust Agreement and subject to the limitations set forth therein.

     My opinion is based upon my examination of the Fund's Trust Agreement and By-Laws; a review of the minutes of the Fund's Board of Trustees authorizing the issuance of such additional shares; and the Fund's Prospectus. In my examination of such documents, I have assumed the genuineness of all signatures and the conformity of copies to originals.

     I hereby consent to the use of this opinion in connection with Post-Effective Amendment No. 32 to the Fund's Registration Statement, which covers the registration of such additional shares.

                                   Sincerely yours,

                               /s/ Rosemary D. Van Antwerp

                                   Rosemary D. Van Antwerp
                                   Senior Vice President and
                                   General Counsel